July 2, 2024

Stephan Jackman
Chief Executive Officer
Alzamend Neuro, Inc.
3480 Peachtree Road NE, Second Floor, Suite 103
Atlanta, GA 30326

       Re: Alzamend Neuro, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed June 26, 2024
           File No. 333-279920
Dear Stephan Jackman:

     We have conducted a limited review of your registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1
Plan of Distribution, page 14

1. We note your response to prior comment 2. Please include the information provided in your response letter in the registration statement. Specifically, please revise this section to include disclosure that 1) any broker-dealers or agents that may become involved in selling the registered shares offered under this prospectus may be deemed to be
          underwriters    within the meaning of the Securities Act in
connection with such sales,
       and 2) any broker-dealers or agents that are deemed to be underwriters may not sell registered shares offered under this prospectus unless and until Company sets forth the names of the underwriters and the material details of their underwriting arrangements in a replacement prospectus included in a post-effective amendment to the registration statement of which this prospectus is a part.
       We remind you that the company and its management are responsible for the accuracy and
 July 2, 2024
Page 2

adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Lauren Hamill at 303-844-1008 or Chris Edwards at 202-551-6761 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Henry Nisser